SECURITIES AND EXCHANGE COMMISSION

                       Washington, D. C. 20549

                               FORM 15

Certification and Notice of Termination of Registration under
Section 12(g) of Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and 15(d) of the
Securities Exchange Act of 1934.

Commission File Number:  1-1396

                          Eaton Corporation
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(Exact name of registrant as specified in its charter)

1111 Superior Avenue, Cleveland, Ohio 44114, (216) 523-5000
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(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Securities issuable under the following employee benefit plans:
Eaton Corporation Savings Plan for Certain
     Cutler-Hammer Represented Employees
AIL Systems Inc. Employees' Investment Plan
Lectron Products, Inc. Retirement Savings Plan
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(Title of each class of securities covered by this Form)

Eaton Corporation Common Shares
Securities issuable under certain Eaton Corporation employee benefit plans
Various Debentures
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(Titles of all other classes of securities for which a duty to file reports under Sections 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

  Rule 12g-4(a)(1)(i)  [ ]      Rule 12h-3(b)(1)(ii) [ ]
  Rule 12g-4(a)(1)(ii) [ ]
  Rule 12g-4(a)(2)(i)  [ ]      Rule 12h-3(b)(2)(i)  [ ]
  Rule 12g-4(a)(2)(ii) [ ]      Rule 12h-3(b)(2)(ii) [ ]
  Rule 12h-3(b)(1)(i)  [ ]      Rule 15d-6           [X]

Approximate number of holders of record as of the certification or notice date: None
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Pursuant to the requirements of the Securities Exchange Act of 1934
Eaton Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

                                      EATON CORPORATION

DATE:  April 14, 1999                 /s/ E. R. Franklin
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                                      Vice President and Secretary